

Mail Stop 4561

March 11, 2016

Mr. Mark Garrett
Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

      **Re:**    **Adobe Systems Incorporated**
               **Form 10-K for the Fiscal Year Ended November 27, 2015**
               **Filed January 19, 2016**
               **File No. 000-15175**

Dear Mr. Garrett:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4. Fair Value Measurements, page 75

1.      You disclose the valuation techniques used to fair value your fixed income securities on page 76. Please tell us the valuation technique(s) and inputs used in your fair value measurement for each <u>class</u> of Level 2 fixed income securities identified on your fair value hierarchy table. Also tell us why you believe it was appropriate to disclose these techniques and inputs in the aggregate and not by class. Refer to ASC 820-10-50-2bbb and 820-10-50-2B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding the comment. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services